

Mail Stop 4546

May 16, 2017

Christopher J. Schaber, Ph.D.
President and Chief Executive Officer
Soligenix, Inc.
29 Emmons Drive, Suite C-10
Princeton, NJ 08540

> **Re: Soligenix, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 5, 2017**
> **File No. 333-217738**

Dear Dr. Schaber:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Driscoll Ugarte, Esq.
Duane Morris LLP